Exhibit 1U.1

Forge Group, Inc. Announces 2nd Quarter 2025 Financial Results

BETHESDA, Maryland, August 1, 2025 – Forge Group, Inc. (the “Company”, “we”, “us”, “our”, or “Forge”) (OTC ID: FIGP), a specialist commercial auto insurance business, recently announced its financial results for six months ended June 30, 2025.

The Company has provided certain selected financial data in the table below for the three months ended June 30, 2025 (“2Q25”) and 2024 (“2Q24”), respectively, and the six months ended June 30, 2025 (“1H25”) and 2024 (“1H24”), respectively:

Selected Financial Data

	For the 3 months ended		For the 6 months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
(dollars in thousands except for per-share items)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Gross premiums written	$6,778	$5,354	$15,691	$11,097
Net premiums written	6,360	4,988	14,716	10,267

Net premiums earned	7,703	5,143	14,771	9,803
Underwriting income (loss) [1]	518	(395)	94	(1,107)
Operating income (loss) before income taxes [2]	978	17	1,038	(302)

Operating ratios
Loss ratio [3]	54.9%	56.3%	57.8%	59.7%
Expense ratio [4]	38.4%	51.4%	41.6%	51.6%
Combined ratio [5]	93.3%	107.7%	99.4%	111.3%
Less: Investment ratio [6]	-6.0%	-8.0%	-6.4%	-8.2%
Operating ratio [7]	87.3%	99.7%	93.0%	103.1%

Adjusted book value per common share equivalent [8]	$20.98	$19.76	$20.98	$19.76
Adjusted tangible book value per common share equivalent [9]	$18.84	$17.51	$18.84	$17.51

Footnotes

1.

Underwriting income (loss) is a non-GAAP financial metric which measures the pre-tax profitability of our insurance operations before considering investment income. It is derived by subtracting loss and loss adjustment expense and underwriting expenses from net premiums earned.

2.

Pre-tax operating income (loss) is a non-GAAP financial metric which measures the profitability of our insurance operations before considering the impact of net realized and unrealized gains (losses), income (loss) from real estate operations, and certain non-recurring items.

3.	Loss ratio is losses and loss adjustment expenses incurred expressed as a percentage of net premiums earned.
4.	Expense ratio is underwriting expenses expressed as a percentage of net premiums earned.
5.	Combined ratio is the sum of the loss ratio and the expense ratio.
6.	Investment ratio is net investment income expressed as a percentage of net premiums earned.
7.	Operating ratio is the combined ratio minus the investment ratio.
8.	Adjusted book value per common share equivalent is a non-GAAP metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.
9.	Adjusted tangible book value per common share equivalent is a non-GAAP metric that our board and management team uses to evaluate overall long-term corporate performance. See Exhibits for more detail.

2Q25 financial highlights include:

●

Premium revenue. Gross premiums written were $6.8 million in 2Q25, an increase of 26.6% compared to the prior year period. Net premiums written were $6.4 million in 2Q25, an increase of 27.5% compared to the prior year period. Net premiums earned were $7.7 million in 2Q25, an increase of 49.8% compared to the prior year period.

●	Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 54.9% in 2Q25 compared to 56.3% for 2Q24.

●

Expense ratio. Our expense ratio continues to decline as we grow our premium revenue and scale our fixed expenses. Our expense ratio was 38.4% in 2Q25, which represents a decline of 13.0% compared to the prior year period.

●

Combined ratio. Our combined ratio continues to decline as our expense ratio declines, and our loss ratio remains within our long-term targets. Our combined ratio was 93.3% in 2Q25, which represents a decline of 14.4% compared to the prior year period. As a reminder, a lower combined ratio is better and our near-term goal is to generate a combined ratio of below 100%, thereby producing an underwriting profit. We are pleased to report an underwriting profit in 2Q25.

o	Underwriting income (loss). We reported underwriting income of $518 thousand in 2Q25 compared to an underwriting loss of $395 thousand in 2Q24. This represents an improvement of $912 thousand.

●

Operating ratio. Our operating ratio was 87.3% in 2Q25, which represents a decline of 12.4% compared to the prior year period. Our operating ratio continues to decline due to improvement in the combined ratio. Our investment ratio declined in 2Q25 compared to the prior year period as our premium revenue (denominator) increased at a more rapid rate than net investment income. As a reminder, a lower operating ratio is better and our goal is to continue to generate an operating ratio below 100%, thereby producing an operating profit.

o

Operating income (loss) before income taxes. We reported pre-tax operating income of $978 thousand in 2Q25 compared to pre-tax operating income of $17 thousand in 2Q24. This represents an improvement of $962 thousand.

●

Adjusted book value and tangible book value per common share equivalent. Adjusted book value per common share equivalent (adjusted book value per share) was $20.98 as of June 30, 2025, which represents an increase of 6.2% compared to June 30, 2024. Adjusted tangible book value per common share equivalent (adjusted tangible book value per share) was $18.84 as of June 30, 2025, which represents an increase of 7.6% compared to June 30, 2024.

1H25 financial highlights include:

●

Premium revenue. Gross premiums written were $15.7 million in 1H25, an increase of 41.4% compared to the prior year period. Net premiums written were $14.7 million in 1H25, an increase of 43.3% compared to the prior year period. Net premiums earned were $14.8 million in 1H25, an increase of 50.7% compared to the prior year period.

●	Loss ratio. Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 57.8% in 1H25 compared to 59.7% for 1H24.

●

Expense ratio. Our expense ratio continues to decline as we grow our premium revenue and scale our fixed expenses. Our expense ratio was 41.6% in 1H25, which represents a decline of 10.0% compared to the prior year period.

●

Combined ratio. Our combined ratio continues to decline as our expense ratio declines and our loss ratio remains within our long-term targets. Our combined ratio was 99.4% in 1H25, which represents a decline of 11.9% compared to the prior year period. As a reminder, a lower combined ratio is better and our near-term goal is to generate a combined ratio of below 100%, thereby producing an underwriting profit. We are pleased to report an underwriting profit in 1H25.

o	Underwriting income (loss). We reported underwriting income of $94 thousand in 1H25 compared to an underwriting loss of $1.1 million in 1H24. This represents an improvement of $1.2 million.

●

Operating ratio. Our operating ratio was 93.0% in 1H25, which represents a decline of 10.1% compared to the prior year period. Our operating ratio continues to decline due to improvement in the combined ratio. Our investment ratio declined in 1H25 compared to the prior year period as our premium revenue (denominator) increased at a more rapid rate than net investment income. As a reminder, a lower operating ratio is better and our goal is to continue to generate an operating ratio below 100%, thereby producing an operating profit.

o

Operating income (loss) before income taxes. We reported pre-tax operating income of $1.0 million in 1H25 compared to a pre-tax operating loss of $302 thousand in 1H24. This represents an improvement of $1.3 million.

The Company commented:

We are excited about the progress we’ve made thus far in 2025. We continue to expand our distribution reach and grow brand awareness, particularly in certain core states and, importantly, in the “small business” class segment. During 1H25, we generated gross premiums written of $15.7 million, which represents an increase of 41.4%, compared to 1H24. Growth in the “small business” class segment – a strategic priority at Forge – continues to be strong. As a reminder, we believe this segment offers significant potential for continued profitable premium growth.

Our loss ratio continues to perform well and below that of the commercial auto industry generally. Our loss ratio was 57.8% in 1H25 compared to 59.7% for 1H24. We continue to make good progress on our expense ratio, which has been a financial priority. Our expense ratio was 41.6% in 1H25 compared to 51.6% in 1H24, a decline of 10.0%. Notably, our expense ratio was 38.4% in 2Q25 compared to 51.4% in 2Q24, a decline of 13.0%. It’s exciting to see our expense ratio fall below 40% (as you might recall, our expense ratio for 2022 was 82.2%). While we are pleased with the material improvement, we continue to remain focused on controlling our fixed expenses; we believe there is ample room to keep scaling our business through profitable premium revenue growth.

The continued favorable loss ratio performance, coupled with the improvement in our expense ratio, resulted in reported underwriting profitability for 1H25. We reported an underwriting profit of $94 thousand in 1H25 compared to an underwriting loss of $1.1 million in 1H24, an improvement of $1.2 million. While our periodic results will undoubtedly fluctuate, we are cautiously optimistic that we are reaching sustainable underwriting profitability. Additionally, our pre-tax operating income was $1.0 million in 1H25 compared to a pre-tax operating loss of $302 thousand in 1H24, an improvement of $1.3 million. We are incredibly proud of our financial results in 1H25; they are the culmination of several years of work.

Finally, on June 11, 2025, A.M. Best, a global credit rating agency specializing in the insurance industry, announced that it upgraded the Financial Strength Rating to A- (Excellent) from B++ (Good) and the Long-Term Issuer Credit Rating to “a-” (Excellent) from “bbb+” (Good) of Forge Insurance Company, our wholly owned subsidiary. This is a significant milestone for Forge and is the result of the focused execution of our long-term business plan. Based on our internal research, we have identified just 13 independent U.S. property and casualty insurance companies that have been upgraded from B++ to A- since 2019. As those familiar with the insurance industry will know, market participants (namely, distribution partners and customers), rely on A.M. Best ratings as a proxy for “credibility”. Importantly, there are many market participants that will not transact business (for various reasons) with insurance companies that carry a Financial Strength Rating of less than A-. While it is too early to report on the direct financial impact of the ratings upgrades, we believe they will have a positive (potentially meaningfully) impact over time, as it opens revenue opportunities that, to date, have not been accessible. While we are thrilled with the upgrades (as it removes a major hurdle that our business development professionals have had to “sell through”), we are still an “underdog” in the commercial auto insurance marketplace; we will continue to be scrappy, hungry, and nimble – which has served us well thus far.

In summary, we are incredibly excited about the progress we’ve made in 1H25. Our financial results remain consistent with our long-term business plan. Importantly, we continue to see opportunities for both improvement (in our internal workflows and operations) and profitable growth (in the markets in which we operate). We look forward to providing our shareholders with more updates as we move through the year.

About Forge

Forge Group, Inc. is a commercial auto insurance specialist. We principally focus on delivering commercial auto insurance products to small business owners and operators that operate in (i) certain business class segments and (ii) certain geographic markets in the U.S. Additional information is available on the Company’s website at: www.forgeinsurance.com.

Forward-Looking Statements

This release includes forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by phrases such as the Company or its management "believes," "expects," "anticipates," "foresees," "forecasts," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe the Company’s business strategy, outlook, objectives, plans, intentions, or goals are also forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements. Please review the risks factors and uncertainties identified in the Company’s 2023 Annual Report on Form 1-K, Semi-Annual Reports on Form 1-SA and our other filings with the Securities and Exchange Commission. Any forward-looking statement made by the Company in this document speaks only as of the date of this release. Except as required by applicable law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Note Regarding Financial Measures

Investors should be aware that accounting principles generally accepted in the United States prescribe when a company may reserve for particular risks, including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when we establish reserves for one or more contingencies. Also, our regular reserve reviews may result in adjustments of varying magnitude as additional information regarding claims activity becomes known. Reported results, therefore, may be volatile in certain accounting periods.

Special Note Regarding Non-GAAP Financial Measures

We believe that the non-GAAP financial measures in this report, including those in the Exhibits, provide important and useful information for our shareholders. We use these non-GAAP measures for internal planning purposes and to evaluate our ongoing operations and performance. These non-GAAP financial measures are presented as supplemental information and not as alternatives to any GAAP financial measures.

Exhibits

Exhibit 1: Simplified Income Statement

The “Simplified Income Statement” exhibit is a non-GAAP presentation of “Net income (loss) attributable to Forge Group, Inc.” and is based on the Company’s Consolidated Statements of Operations and Comprehensive Earnings. This exhibit separates the Company’s core insurance operations (including investment income earned on income-generating securities) from the following other activities and items: real estate operations, the impact of net realized and unrealized gains (losses) on investment securities, and certain non-recurring items.

	For the 3 months ended		For the 6 months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
(dollars in thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net premiums earned	$7,703	$5,143	$14,771	$9,803

Losses and loss adjustment expenses	4,229	2,894	8,531	5,852

Policy acquisition costs and other operating expenses	2,857	2,583	6,019	4,923
Lease expense	52	53	99	105
Sublease (income)	(28)	(43)	(62)	(86)
Depreciation and amortization (excl. real estate) [1]	67	67	134	134
Service fee and other (income) expense	9	(16)	(44)	(18)
Underwriting expenses	2,957	2,643	6,146	5,058

Underwriting gain (loss)	518	(395)	94	(1,107)
Net investment income	461	411	944	805
Operating income (loss) before income taxes	978	17	1,038	(302)
Net realized and unrealized gains (losses) [2]	480	(367)	205	8
Income (loss) from real estate operations [3]	9	(11)	3	(24)
Income (loss) before income taxes	1,468	(361)	1,246	(318)
Income tax expense (benefit)	13	13	(7)	37
Net income (loss)	1,455	(374)	1,253	(355)
Net loss (gain) attributable to noncontrolling interest	5	1	(1)	2
Net income (loss) attributable to Forge Group, Inc.	1,460	(373)	1,252	(353)

Footnotes

1.	Total depreciation and amortization minus depreciation and amortization attributable to real estate.
2.	Net realized investment gains (losses) plus net unrealized gains (losses) on equity securities.
3.

Income from real estate held for investment minus (i) depreciation of real estate held for the production of income, (ii) amortization of leases in place, (iii) amortization of finance costs, (iv) real estate operating expenses, and (v) interest expense.

Exhibit 2: Adjusted Book Value and Tangible Book Value Per Common Share Equivalent

“Adjusted book value per common share equivalent” and “adjusted tangible book value per common share equivalent” are non-GAAP metrics and are not intended to be an expression of the Company’s opinion of the value of its common stock.

	As of
	June 30,	December 31,	June 30,
(dollars in thousands except for per-share items)	2025	2024	2024

Calculation of Numerators
Total equity	$48,899	$47,153	$45,391
Less: Noncontrolling interest	(702)	(701)	(699)
GAAP book value	48,197	46,451	44,693
Less: Accumulated other comprehensive (income) loss (AOCI)	1,236	1,714	2,110
GAAP book value excluding AOCI	49,433	48,165	46,803
Add: Theoretical proceeds from exercise of options [1]	1,277	1,276	1,276
Add: Non-GAAP real estate adjustments, net [2]	5,002	4,585	4,211
Adjusted book value (numerator)	55,712	54,027	52,290
Less: Goodwill and other intangibles	(5,675)	(5,809)	(5,942)
Adjusted tangible book value (numerator)	50,037	48,218	46,348

Calculation of Denominator
Common shares outstanding	2,058	2,044	2,044
Common shares issuable upon conversion of Series A Preferred Stock [3]	458	458	458
Common shares underlying restricted stock awards outstanding [4]	16	20	20
Common shares issuable upon exercise of outstanding options [5]	124	125	125
Common share equivalents (denominator)	2,656	2,647	2,647

Non-GAAP Measures
Adjusted book value per common share equivalent [6]	$20.98	$20.41	$19.76
Adjusted tangible book value per common share equivalent [7]	$18.84	$18.22	$17.51

Footnotes

1.	Proceeds that would be received from the exercise of outstanding stock options (vested and unvested).
2.	Intended to represent Company’s interest in real estate investments at historical cost. See Exhibit 3.
3.	Common shares issuable upon conversion of the Company’s Series A Preferred Stock.
4.	Common shares underlying restricted stock awards outstanding (unvested).
5.	Common shares underlying outstanding stock options (vested and unvested).
6.	Adjusted book value (numerator) divided by common share equivalents (denominator).
7.	Adjusted tangible book value (numerator) divided by common share equivalents (denominator).

Exhibit 3: Non-GAAP Real Estate Adjustments

The “Non-GAAP Real Estate Adjustments” contains certain non-GAAP adjustments and metrics intended to present the value of the Company’s interest in its real estate investments at historical cost. These non-GAAP adjustments and metrics are not intended to be an expression of the Company’s opinion of the value of its real estate investments.

	As of
	June 30,	December 31,	June 30,
(dollars in thousands)	2025	2024	2024

Real estate held for the production of income, net	$28,625	$28,931	$29,237
Add: Leases in place	2,196	2,302	2,407
Add: Deferred rent [1]	2,460	2,453	2,400
Real assets (GAAP)	33,281	33,685	34,044
Add: Accumulated depreciation [2]	6,844	6,538	6,232
Add: Accumulated amortization [3]	1,968	1,862	1,757
Less: Deferred rent	(2,460)	(2,453)	(2,400)
Real assets (Non-GAAP) [4]	39,633	39,633	39,633

Notes payable, net (GAAP)	25,249	25,612	25,977
Add: Unamortized finance costs	933	980	1,027
Notes payable (Non-GAAP) [5]	26,181	26,592	27,004

Net real assets (Non-GAAP) [6]	13,452	13,041	12,629
Less: Net real assets (GAAP) [7]	(8,033)	(8,073)	(8,067)
Non-GAAP adjustments [8]	5,419	4,968	4,562
Less: Noncontrolling interest [9]	(417)	(383)	(351)
Non-GAAP real estate adjustments, net	5,002	4,585	4,211

Footnotes

1.	Cumulative difference between actual cash receipts and rental income recorded on a straight-line basis.
2.	Accumulated depreciation on real estate held for the production of income.
3.	Accumulated amortization on leases in place.
4.	Approximation of total cost basis of real estate investments.
5.	Gross principal amount of notes payable.
6.	Real assets (non-GAAP) minus notes payable (non-GAAP).
7.	Real assets (GAAP) minus notes payable (GAAP).
8.	Difference between non-GAAP and GAAP net real assets
9.	Portion of non-GAAP adjustments attributable to 7.7% owned by operating partner.

Exhibit 4: Consolidated Balance Sheets

Forge Group, Inc. and Subsidiaries
Consolidated Balance Sheets

	As of
	June 30,	December 31,	June 30,
	2025	2024	2024
(dollars in thousands)	(unaudited)	(audited)	(unaudited)

Assets
Investments and cash:
Fixed maturity securities, at fair value	$34,628	$31,908	$27,134
Redeemable preferred stock, at fair value	975	1,074	1,392
Perpetual preferred stock, at fair value	70	95	562
Common stock, at fair value	1,488	1,287	2,010
Other invested assets	4,789	3,609	3,809
Real estate held for the production of income, net	28,625	28,931	29,237
Cash and cash equivalents	11,991	10,597	9,236
Restricted cash	246	236	230
Total investments and cash	82,812	77,737	73,610

Accrued investment income	306	288	298
Premium and reinsurance balances receivable	10,208	11,872	7,430
Ceded unearned premiums	143	109	104
Reinsurance balances recoverable on unpaid losses	2,236	2,015	1,038
Deferred policy acquisition costs, net	499	491	351
Deferred rent	2,460	2,453	2,400
Leases in place	2,196	2,302	2,407
Right-of-use asset, net	28	55	96
Goodwill and other intangibles	5,675	5,809	5,942
Other assets	1,607	1,577	1,952
Total assets	$108,171	$104,706	$95,629

Liabilities and Equity
Liabilities:
Unpaid losses and loss adjustment expenses	$15,555	$12,344	$10,843
Unearned premium	15,645	15,667	10,781
Reinsurance balances payable	13	90	13
Accrued expenses	2,256	2,852	1,293
Notes payable	25,249	25,612	25,977
Defined benefit plan unfunded liability	1	-	339
Operating lease liability, net	34	298	434
Other liabilities	519	691	559
Total liabilities	59,271	57,554	50,237

Mezzanine Equity:
Preferred stock, without par value [1]	-	-	-
Additional paid-in capital (Preferred Stock)	5,227	5,227	5,227
Stockholders' Equity:
Common stock, $0.01 par value [2]	21	21	21
Treasury stock	(283)	(210)	(210)
Additional paid-in capital	16,913	16,591	16,604
Unearned employee stock ownership plan shares	(1,421)	(1,421)	(1,624)
Retained earnings	28,976	27,957	26,785
Accumulated other comprehensive income (loss), net of tax	(1,236)	(1,714)	(2,110)
Noncontrolling interest	702	701	699
Total equity	48,899	47,153	45,391
Total liabilities and equity	$108,171	$104,706	$95,629

Footnotes

1.	1,000,000 shares authorized, 550,000 shares issued and outstanding.
2.	10,000,000 shares authorized, 2,057,614, 2,044,149, and 2,044,149 issued and outstanding, respectively.

Exhibit 5: Consolidated Statements of Earnings and Comprehensive Earnings

Forge Group, Inc. and Subsidiaries
Consolidated Statements of Earnings and Comprehensive Earnings

	For the 3 months ended		For the 6 months ended
	June 30,	June 30,	June 30,	June 30,
	2025	2024	2025	2024
(dollars in thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues
Net premiums earned	$7,703	$5,143	$14,771	$9,803
Income from real estate held for investment	546	546	1,092	1,102
Net investment income	461	411	944	805
Net realized investment gains	(2)	(344)	(21)	(339)
Net unrealized gains on equity securities	482	(23)	226	347
Gain on extinguishment of related party loan	-	-	-	-
Service fee and other income (expense)	(9)	16	44	18
Total revenues	9,182	5,750	17,055	11,735

Expenses
Losses and loss adjustment expenses	4,229	2,894	8,531	5,852
Policy acquisition costs and other operating expenses	2,857	2,583	6,019	4,923
Related party commissions incurred	-	-	-	-
Depreciation and amortization	296	296	592	592
Real estate operating expense	32	44	79	99
Interest expense on debt	275	284	551	568
Lease expense	52	53	99	105
Sublease income	(28)	(43)	(62)	(86)
Policyholder dividend	-	-	-	-
Settlement loss on acquisition	-	-	-	-
Other expenses	-	-	-	-
Total expenses	7,713	6,111	15,809	12,053

Income (loss) before income taxes	1,468	(361)	1,246	(318)

Income tax expense (benefit)	13	13	(7)	37
Net income (loss)	1,455	(374)	1,253	(355)
Net loss (gain) attributable to noncontrolling interest	5	1	(1)	2
Net income (loss) attributable to Forge Group, Inc.	1,460	(373)	1,252	(353)

Other comprehensive income (loss), net of tax
Unrealized gains (losses) on AFS securities, net of tax	261	(9)	478	6
Reclassification adjustment for losses (gains) included in net income	-	38	-	36
Gains (losses) related to defined benefit plan	-	-	-	-
Total other comprehensive income (loss), net of tax	261	29	478	42

Total comprehensive income (loss)	1,716	(345)	1,731	(313)